UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*



                               Percon Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     71361E1
                         ------------------------------
                                 (CUSIP Number)



--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]  Rule 13d-1(b)
     [   ]  Rule 13d-1(c)
     [ X ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 pages

CUSIP No. 71361E1
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only).

        Michael P. Coughlin
        ........................................................................
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)  [ X ]
        (b)  [   ]
--------------------------------------------------------------------------------
  3.    SEC Use Only ...........................................................
--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        United States of America
        ........................................................................
--------------------------------------------------------------------------------
                        5. Sole Voting Power
       Number of
                           21,291
       Shares              .....................................................
                        --------------------------------------------------------
       Beneficially     6. Shared Voting Power

       Owned by            629,075
                           .....................................................
       Each             --------------------------------------------------------
                        7. Sole Dispositive Power
       Reporting
                           21,291
       Person              .....................................................
                        --------------------------------------------------------
       With:            8. Shared Dispositive Power

                           629,075
                           .....................................................
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        650,366
        ........................................................................
--------------------------------------------------------------------------------
 10.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)

       [   ]
--------------------------------------------------------------------------------
 11.   Percent of Class Represented by Amount in Row (11)

       16.6%
       .........................................................................
--------------------------------------------------------------------------------
 12.   Type of Reporting Person (See Instructions)

       IN
       .........................................................................
--------------------------------------------------------------------------------

                                Page 2 of 9 pages

CUSIP No. 71361E1
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only).

        Katherine Coughlin
        ........................................................................
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)  [ X ]
        (b)  [   ]
--------------------------------------------------------------------------------
  3.    SEC Use Only ...........................................................
--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        United States of America
        ........................................................................
--------------------------------------------------------------------------------
                        5. Sole Voting Power
       Number of

       Shares              .....................................................
                        --------------------------------------------------------
       Beneficially     6. Shared Voting Power

       Owned by            629,075
                           .....................................................
       Each             --------------------------------------------------------
                        7. Sole Dispositive Power
       Reporting

       Person              .....................................................
                        --------------------------------------------------------
       With:            8. Shared Dispositive Power

                           629,075
                           .....................................................
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        629,075
        ........................................................................
--------------------------------------------------------------------------------
 10.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)

       [   ]
--------------------------------------------------------------------------------
 11.   Percent of Class Represented by Amount in Row (11)

       16.1%
       .........................................................................
--------------------------------------------------------------------------------
 12.   Type of Reporting Person (See Instructions)

       IN
       .........................................................................
--------------------------------------------------------------------------------

                                   Page 3 of 9 pages

CUSIP No. 71361E1
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only).

        The Coughlin Family Limited Partnership
        ........................................................................
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)  [ X ]
        (b)  [   ]
--------------------------------------------------------------------------------
  3.    SEC Use Only ...........................................................
--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        United States of America
        ........................................................................
--------------------------------------------------------------------------------
                        5. Sole Voting Power
       Number of

       Shares              .....................................................
                        --------------------------------------------------------
       Beneficially     6. Shared Voting Power

       Owned by            629,075
                           .....................................................
       Each             --------------------------------------------------------
                        7. Sole Dispositive Power
       Reporting

       Person              .....................................................
                        --------------------------------------------------------
       With:            8. Shared Dispositive Power

                           629,075
                           .....................................................
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        629,075
        ........................................................................
--------------------------------------------------------------------------------
 10.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)

       [   ]
--------------------------------------------------------------------------------
 11.   Percent of Class Represented by Amount in Row (11)

       16.1%
       .........................................................................
--------------------------------------------------------------------------------
 12.   Type of Reporting Person (See Instructions)

       IN
       .........................................................................
--------------------------------------------------------------------------------

                                Page 4 of 9 pages

Item 1.   Issuer

          (a)   The name of the Issuer is Percon Incorporated.

          (b) The Issuer's executive offices are located at 1800 Millrace Drive, Eugene, OR 97403.

Item 2.   Reporting Person and Security

     (a) This Statement is filed by Mr. Michael P. Coughlin, an individual, Ms. Katherine Coughlin, an individual, and The Coughlin Family Limited Partnership, a partnership ("CFLP").

     (b) Mr. Coughlin's business address is 1800 Millrace Drive, Eugene, OR 97403. Ms. Coughlin's business address is 1800 Millrace Drive, Eugene, OR 97403. CFLP's business address is 1800 Millrace Drive, Eugene, OR 97403.

     (c) Mr. Coughlin and Ms. Coughlin are citizens of the United States of America. CFLP is organized in the United States of America.

     (d)  This Statement relates to shares of Common Stock of Percon
Incorporated.

     (e) The CUSIP number assigned to the Common Stock of the Issuer is 71361E1.

Item 3.   Filings Pursuant to Rule 13d-1(b) or 13d-2(b)

          Not applicable.

Item 4.   Ownership

     (a) Under the rules and regulations of the Securities and Exchange Commission, CFLP may be deemed to be the beneficial owner of a total of 629,075 shares of Issuer Common Stock, Mr. Coughlin may be deemed to be the beneficial owner of a total of 650,366 shares of Issuer Common Stock, 16,400 shares of which are subject to options currently exercisable or exercisable within 60 days of December 31, 1998, and Ms. Coughlin may be deemed to be the beneficial owner of a total of 629,075 shares of Issuer Common Stock.

     (b) Of the 3,918,781 shares of the Issuer's Common Stock outstanding as of December 31, 1998, CFLP's beneficial ownership represented approximately 16.1%, Mr. Coughlin's beneficial ownership represented approximately 16.6% and Ms. Coughlin's beneficial ownership represented approximately 16.1%.

     (c) CFLP has shared power to vote or direct the vote and to dispose or to direct the disposition of the total amount of shares that it beneficially owns. Mr. Coughlin and Ms. Coughlin are general partners of CFLP. In such capacity, they may be deemed to share with CFLP voting and/or investment power with respect to the 629,075 shares of Issuer Common Stock held by CFLP. Mr. Coughlin has sole voting and dispositive power with respect to 21,291 shares of the Issuer's Common Stock which he holds outside of CFLP.

                                Page 5 of 9 pages

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          Not applicable.

                                Page 6 of 9 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February  4, 1999
                                       -----------------------------------------
                                                         Date


                                                  MICHEAL P. COUGHLIN
                                       -----------------------------------------
                                                  Michael P. Coughlin

                                Page 7 of 9 pages

                                  EXHIBIT INDEX


EXHIBIT       DESCRIPTION                                                 PAGE

  A          Joint Filing Agreement between Michael P. Coughlin,            9
              Katherin Coughlin and The Coughlin Family Limited
              Partnership

                               Page 8 of 9 pages

                        SECTION 13 JOINT FILING AGREEMENT

     Each of the undersigned is a person that may be required, from time to time, to file statements pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act") with the Securities and Exchange Commission ("SEC"). Each of the undersigned may be eligible, from time to time, to file such statements jointly with one or more of the other undersigned persons pursuant to Rule 13d-1(f) under the Exchange Act. Each of the undersigned agrees that any such statement filed with the SEC that is executed by the undersigned or by an officer of the undersigned shall be deemed to be filed on behalf of the undersigned.

     Dated February 13, 1998.

                                       THE COUGHLIN FAMILY
                                       LIMITED PARTNERSHIP


                                       By MICHAEL P. COUGHLIN
                                          --------------------------------------
                                          Michael P. Coughlin, General Partner



                                          MICHAEL P. COUGHLIN
                                          --------------------------------------
                                          Michael P. Coughlin, Individually



                                          KATHERINE COUGHLIN
                                          --------------------------------------
                                          Katherine Coughlin, Individually

                               Page 9 of 9 pages